82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

RECEIVED
2004 DEC 15 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 6, 2004

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

04054098

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on December 6, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

December 6, 2004
12g3-2(b) Exemption #82-1856
Form 20-F File No. 0-29588
Trading Symbol: AFR

Annual General Meeting Results

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation, announces that the Company held its Annual General Meeting on November 23, 2004 at which time Michael F. Bolton, Klaus Eckhof, Mahamadou Keita, Willis W. Osborne and Franklin Russell were re-elected to the Company's board of directors. Willis W. Osborne was appointed Chief Executive Officer and Chief Financial Officer, Klaus Eckhof, President and Jennifer Nestoruk was appointed Secretary of the Company. At the Annual General Meeting, the Company submitted an amendment to the Company's Stock Option Plan (the "Plan") for directors, officers, employees and consultants of the Company to the shareholders of the Company for their approval to increase the number of Common Shares which may be issued pursuant to the grant of options under the Plan from 1,239,962 to 1,359,463 Common shares in the capital of the Company. The amendment to the Plan received approval of the shareholders of the Company at the Annual General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
CEO & Director